Pillsbury Winthrop Shaw Pittman LLP

2550 Hanover Street    |    Palo Alto, CA 94304-1115    |    tel 650.233.4500    |    fax 650.233.4545

Gabriella A. Lombardi

tel 650.233.4670

gabriella.lombardi@pillsburylaw.com

September 23, 2015

Via EDGAR

Securities and Exchange Commission

Office of Mergers and Acquisitions

Division of Corporation Finance

Washington, D.C. 20549-3628

Attention: Ms. Mellissa Campbell Duru

Re:	Ikanos Communications, Inc. Schedule 14D-9/A
Filed September 15, 2015
File No. 05-81084

Ladies and Gentlemen:

On behalf of our client, Ikanos Communications, Inc. (the “Company”), this letter sets forth supplemental information in response to the request received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter to the Company dated September 18, 2015 with respect to the Company’s Schedule 14D-9/A filed with the Commission on September 15, 2015. The Company supplementally advises the Staff that the email referenced in the paragraph beginning “On February 17, 2015” in Item 4. The Solicitation or Recommendation – Background of the Transaction was not initiated by Tallwood Venture Capital or Alcatel Lucent Participations, or by persons affiliated with either entity.

Ms. Mellissa Campbell Duru

U.S. Securities and Exchange Commission

September 23, 2015

We believe the foregoing to be responsive to the Staff’s request for supplemental information. Should you have any questions or require additional information, please call me at (650) 233-4670.

Very Truly Yours,

/s/ Gabriella A. Lombardi

cc:	Andrew S. Hughes, Esq. Ikanos Communications, Inc.

Pillsbury Winthrop Shaw Pittman LLP